June 22, 2022
VIA EDGAR
The United States Securities
    and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide VLI Separate Account-7 Nationwide Life Insurance Company Post-Effective Amendment No. 2 (File No. 333-258035 and 811-21610)
Ladies and Gentlemen:
On behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide VLI Separate Account-7 (the "Variable Account") we are filing this correspondence in response to your oral comments received via teleconference on June 13, 2022. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
Responses below are to the Staff's comments regarding Post-effective Amendment No. 2 to the Nationwide® Variable Universal Life Protector New York (File No. 333-258035), filed on May 31, 2022. Nationwide's responses are in bold following the comment or comments to which they apply.1
Nationwide represents that any applicable changes to these disclosures as a result of staff comments will also be included in a supplement to the initial summary prospectus, to the extent appropriate.
Please note that Nationwide is seeking an effective date of August 12, 2022.
Nationwide confirms that all missing information, including the financial statements and all exhibits, will be filed in a subsequent post-effective amendment to the registration statement.
Comments
1.	In the Investments subsection of the Restrictions section of the Key Information Table, fourth bullet adding firm variability language, move the second, third, and fourth sentences to the narrative Indexed Interest Options section. In the narrative Indexed Interest Options section, add those sentences to the existing bolded firm variability sentence.
Response: Nationwide has made the requested revisions.
2.	The references to the appendix that describes how interest is calculated for the respective indexed interest options currently reference "Appendix C." Change this reference to "Appendix B" to match the structure of the prospectus.
Response: Nationwide has made the requested revisions.
Please contact me direct at (614) 677-8212 or via email at steve.jackson@nationwide.com if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ Stephen M. Jackson
Stephen M. Jackson
Senior Counsel

[1]	Capitalized terms have the same meaning as in the registration statement.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Supplement dated August 12, 2022
to the following statutory prospectus(es):
Nationwide Variable Universal Life Protector - New York dated May 1, 2022
This supplement updates certain information contained in your statutory prospectus. Please read and retain this supplement for future reference.
I.	Nationwide is issuing this Supplement to add disclosure that the indexed interest strategies are not available through all broker dealers at the time of application.
As a result, the following changes have been made to the statutory prospectus:
1.	The Investments subsection of the Restrictions section of the Key Information Table is deleted in its entirety and replaced with the following:

RESTRICTIONS
Investments	• Nationwide may restrict the form in which Sub-Account transfer requests will be accepted (see Sub-Account Transfers).
• Nationwide may limit the frequency and dollar amount of transfers involving the fixed interest options (see Fixed Interest Options Transfers and Indexed Interest Options Transfers).
• Nationwide reserves the right to add, remove, and substitute investment options available under the policy (see Addition, Deletion, or Substitution of Mutual Funds).
• The indexed interest strategies are not available through all brokers dealers at the time of application.
2.	The Administrative Per Policy Charge in the Periodic Charges Other than Annual Underlying Mutual Fund Expenses section of the Fee Table is deleted in its entirety and replaced with the following:

Administrative Per Policy Charge	Monthly	Maximum: $20.00 per policy	Currently: $10.00 per policy
3.	The introductory section of the Indexed Interest Options section in the Policy Investment Options provision is deleted in its entirety and replaced with the following:

Nationwide believes that the indexed interest options are in substantial compliance with the conditions set forth in Section 989J(a) (1) – (3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and, therefore, qualify for an exemption from registration under the federal securities laws. As Nationwide general account options, the values of the indexed interest options do not vary according to the performance of a separate account. In addition, the products in which the indexed interest options are offered satisfy standard non-forfeiture laws applicable to life insurance. Accordingly, Nationwide believes it has a reasonable basis for concluding that the indexed interest options provide sufficient guarantees of principal and interest through Nationwide’s General Account to qualify for the exclusion from the Securities Act of 1933 provided by Section 3(a)(8).
There are currently three indexed interest options ("indexed interest strategies") available under the policy. The indexed interest strategies are not available through all broker dealers at the time of application. Please be aware that your financial professional may not be able to provide information or answer questions you may have with regard to the indexed interest strategies if the selling firm does not make them available. To determine whether a broker dealer makes the indexed interest strategies available contact the Service Center, see Contacting the Service Center. After the policy is issued, the Policy owner may transfer into any indexed interest strategies available under the policy, subject to any transfer restrictions, see Indexed Interest Options Transfers.
PROS-0667

•	The One Year Multi-Index Monthly Average Indexed Interest Strategy uses three indexes, the S&P 500®, The Dow Jones Industrial Average, and the NASDAQ-100®. Interest is calculated using a weighted blend of the monthly average performance of these three indices over a one year period, see Appendix B: Indexed Interest Strategies.
•	The One Year S&P 500® Point-to-Point Indexed Interest Strategy and the One Year Uncapped S&P 500® Point-to-Point Indexed Interest Strategy use one index, the S&P 500®. Interest is calculated using the performance of the S&P 500® over a one year period, see Appendix B: Indexed Interest Strategies.There is a charge associated with the indexed interest strategies that use a cap rate to calculate interest, see Capped Indexed Interest Strategy Charge.
4.	The introductory section of Appendix B: Indexed Interest Strategies is deleted in its entirety and replaced with the following:
Appendix B: Indexed Interest Strategies
The indexed interest strategies are not available through all broker dealers at the time of application, see Indexed Interest Options.
The indexed interest strategies are described below. A charge is assessed at the time new Index Segments are created that will reduce the amount allocated or transferred to a capped indexed interest strategy, see Capped Indexed Interest Strategy Charge.
Additionally, the Cash Value will be reduced and no interest will be credited for amounts deducted, transferred, or surrendered from an Index Segment before the Index Segment Maturity Date.
PROS-0667
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